<March 18, 1998 date stamp for the Secretary of State
for the State of Nevada appears here>

                     CERTIFICATE OF AMENDMENT
                                TO
                    ARTICLES OF INCORPORATION
                                OF
                  WINNERS INTERNET NETWORK, INC.


We the undersigned as President and Secretary of Winners Internet Network, Inc. (the "Corporation") do hereby certify:

That the Board of Directors of said Corporation at a Winners Internet Network, Inc. meeting duly convened and held via telephone on the 17th day of March, 1998 adopted a Resolution to amend the original Articles as follows:

A.Delete Article II in its entirety and substitute in its place the following:

                            ARTICLE II

The Corporation shall have the authority to issue Fifty Million (50,000,000) shares of common stock with a par value of $.001 per share. All stock of the Corporation shall be of the same class, and shall have the same rights and preferences, fully paid stock shall not be liable to any further call or assessment.

Said amendment has been consented to and approved by the owners of majority of the duly issued and outstanding shares of common stock which represent a majority of the sole class of common stock outstanding and entitled to vote thereon. The change is effective immediately upon the filing of this Certificate.


/s/ David Skinner, Jr.
-----------------------------
David Skinner, Jr., President


/s/ Sandra Varney
-----------------
Sandra Varney, Secretary/Treasurer

STATE OF FLORIDA    )
                    : ss.
COUNTY OF ST. JOHNS )


     On this 18 day of March, 1998, personally appeared before me David Skinner, Jr. and Sandra Varney personally known to me or provided to me on the basis of satisfactory evidence to be the persons whose names are signed on the preceding document, and acknowledged to me that they signed it voluntarily for its stated purpose.


/s/ J. Larae Long
-----------------
Notary Public

<Notary public stamp appears here>